================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2006

                          GRUPO IUSACELL, S.A. de C.V.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
                ------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [x] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [x]

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

Documents Furnished By the Registrant

1.   Press Release of the Registrant dated April 28, 2006

                               [LOGO OF IUSACELL]

                   IUSACELL REPORTS FIRST QUARTER 2006 RESULTS

FIRST QUARTER RESULTS
---------------------

     Mexico City, April 28, 2006 - Grupo Iusacell, S.A. de C.V. (BMV: CEL), reported an increase of 32% in revenues for the first quarter of 2006.

RECENT EVENTS
-------------

IUSACELL REACHES AN AGREEMENT TO RESTRUCTURE ITS DEBT.
------------------------------------------------------

     On January 23, 2006, Grupo Iusacell, S.A. de C.V. (Iusacell) and its main operating subsidiary Grupo Iusacell Celular, S.A. de C.V. (Iusacell Celular) announced that they have reached an agreement in principle with the majority of their respective creditors to restructure their indebtedness.

GRUPO IUSACELL, S.A. DE C.V.

     Iusacell reached an agreement in principle with creditors representing a majority of the principal amount of its US$350 million 14.25% notes due in 2006 (the "Existing Notes") to exchange such notes for new notes.

     The new notes to be issued in exchange for the existing notes will be in a principal amount of US$175 million and will bear interest at an annual rate of 10% with semi-annual interest payments in arrears (with Iusacell having the option to capitalize up to 40% of each interest payment) (the "New Notes"). The maturity date for the New Notes will be December 31, 2013. It is contemplated that the New Notes will be secured by a pledge on Iusacell shares, representing between 28% and 34% of the fully-diluted common stock of the Company. The granting of the pledge will be subject to certain terms and conditions.

     The Existing Notes could be exchanged for the New Notes in the terms described above. The Majority Creditors have agreed, subject to certain conditions, including the negotiation of definitive documentation and the achievement of various milestones, to timely tender their debt and consent to the modification of certain terms and conditions of the Notes, pursuant to the contemplated debt exchange offer and consent solicitation and other related transactions. All Existing Notes tendered in the exchange offer will be cancelled upon the consummation of the transaction, and past due interest on the Existing Notes, will be forgiven.

     On April 18, 2006, Iusacell launched a solicitation of consents to exchange any and all of Existing Notes for 10.00% senior secured notes due 2013, and amend certain terms and conditions, waive certain existing defaults as well as rescind acceleration under the indenture governing the Existing Notes.

     Consummation of the offer is subject to certain customary conditions. The offer is only made, and copies of any documents related thereto will only be made available, to holders of Existing Notes that certify to Iusacell that they are eligible to participate in the offer.

     The exchange offer will expire at 5:00 PM, New York City Time, on May 18, 2006, unless extended by Iusacell.

     The Information and Exchange Agent for the exchange offer is Bondholder Communications Group. The Information and Exchange Agent can be reached by email at icalderon@bondcom.com, and its telephone numbers are (44) 207-382-4580 in London or 212-809-2663 in New York.

GRUPO IUSACELL CELULAR, S.A. DE C.V.

     Grupo Iusacell Celular, S.A. de C.V. reached an agreement in principle with creditors representing the majority of its secured debt also involving an exchange of the existing secured debt.

     The agreement in principle contemplates that the US$190 million Existing Tranche A loan be exchanged for US$190 million new first lien notes. Main terms of the new first lien notes would include a first lien on substantially all of Iusacell Celular's assets, in the terms and conditions of the existing lien, with interest at Libor + 400 basis points, payable quarterly.

     Further, under this agreement the US$76 million Existing Tranche B loan and USD$150 million existing senior notes would be exchanged for approximately $203 million of new second lien notes. Main terms of the new second lien notes include a second lien on substantially all of the assets of Iusacell Celular, under the terms and conditions of the existing lien, interest at 10% per annum with semi-annually payments (the Company will have the option to capitalize up to 30% of each interest payment). All existing senior notes tendered in the exchange offer will be cancelled upon the consummation of the transaction, and past due interest on the existing senior notes, will be forgiven.

     The New Notes, the New First Lien Notes and the New Second Lien Notes will be issued pursuant to an exemption from the registration requirements of the Securities Act of 1933. The exchange offers may be consummated as voluntary exchanges or through any other legal means available to the Company and Iusacell Celular, under applicable insolvency and business reorganization laws.

CONSOLIDATED FINANCIAL RESULTS
------------------------------

REVENUES

     Revenues in the first quarter of 2006 grew 32% to Ps $1,811 million, compared to Ps $1,377 million in the same period 2005. The increase is primarily due to growth in postpaid revenues mainly due to an increase in the subscriber base, as well as higher revenues from value added services and increase in air time sales. Grupo Iusacell closed the first quarter of 2006 with 1.91 million subscribers.

COSTS AND EXPENSES

     Total costs increased during this quarter by 62% to $1,101 million pesos, compared to $681 million pesos in first quarter 2005. Operating expenses increased by 3% to $435 million pesos, compared to $420 million pesos in first quarter of the previous year. The increase in total costs for the first quarter 2006 derives mainly from the increase in costs related to handset subsidies, increase in the cost for value added services and technical expenses.

     The increase in operating expenses for this quarter mainly reflects increases in salaries due to increases in the number of full-time and part-time employees, as well as the creation of regional sales structures and customer care in keeping with our strategy of providing the best service for our customers, maintenance fees and costs, offset by the reduction in advertising expenses.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

     Iusacell's Operating Income Before Depreciation and Amortization for the quarter was $275 million pesos, in line with the $276 million pesos registered for the same period the year before.

NET INCOME

     Iusacell registered a net loss of Ps$491 million pesos for the first quarter of 2006, compared with a net loss of Ps$377 million registered for the same period in 2005, reflecting an increase of 30% generated mainly by an increase in integral financing costs affected mainly by the exchange loss derived from the increase in exchange rates of the peso against the dollar.

CAPEX

     During the first quarter of 2006, the Company made investments of approximately US$11 million, applied mainly to the expansion of coverage and capacity of Iusacell's 3-G network and EV-DO services (Evolution Data Only).

                             **********************

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES, MEXICO OR IN ANY OTHER JURISDICTION, AND NONE OF THE SECURITIES TO BE ISSUED PURSUANT TO THE EXCHANGE OFFER, IF CONSUMMATED, MAY BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION WHERE SUCH SALE IS PROHIBITED. THE COMPANY DOES NOT INTEND TO REGISTER ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE EXCHANGE OFFER IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SUCH SECURITIES IN ANY JURISDICTION OTHER THAN THOSE AS IT MAY FROM TIME TO TIME PUBLISH.

                                    CONTACTS:
                                    ---------

      JOSE LUIS RIERA K.                               J. VICTOR FERRER V.
   Chief Financial Officer                               Finance Manager
 GRUPO IUSACELL S.A. de C.V.                       GRUPO IUSACELL S.A. DE C.V.
     +52 (55) 5109-5927                                +52 (55) 5109-5273

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

ABOUT IUSACELL

     Grupo Iusacell, S.A. de C.V. (Iusacell, BMV: CEL) is a wireless cellular and PCS service provider in Mexico with a national footprint. Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate.

LEGAL DISCLAIMER

     Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. A discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

     Attached are the Consolidated Income Statements of each of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. for the three-month period ended March 31, 2006, and the Consolidated Balance Sheet of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. at March 31, 2006.

[LOGO OF IUSACELL]

                  GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
          MILLIONS OF MEXICAN PESOS OF MARCH 31, 2006 PURCHASING POWER
                               (UNAUDITED FIGURES)

                           QUARTERLY INCOME STATEMENT

                                                          1Q05                      1Q06                     CHANGE
                                                 -----------------------   -----------------------   -----------------------
Gross Revenues                                         108%        1,482          106%       1,923         441            30%
Commissions                                             (8)%        (105)          (6)%       (112)         (7)           (7)%
Net Revenues                                           100%        1,377          100%       1,811         434            32%

Cost of services                                        44%          602           44%         788         186            31%
Handset Subsidy                                          6%           79           17%         313         234           297%
Total Cost                                              49%          681           61%       1,101         420            62%

Gross Profit                                            51%          696           39%         710          14             2%

Operating Expenses                                      31%          420           24%         435          15             3%
Depreciation and Amortization                           29%          398           22%         397          (0)           (0)%
Total Expenses                                          59%          818           46%         832          14             2%

Operating Loss                                          (9)%        (122)          (7)%       (122)         (0)           (0)%

Operating Profit before Depreciation
 and Amortization                                       20%          276           15%         275          (0)           (0)%

Loss from sale of fixed assets and
 other expenses                                         (2)%         (34)           9%         155         188           560%

Comprehensive Financing Cost
  Interest Expense - Net                               (20)%        (274)         (16)%       (286)        (11)           (4)%
  Exchange gain (loss)                                  (1)%         (20)         (18)%       (327)       (306)        (n.m.)
  Gain from net monetary position                        6%           86            5%          87           1             2%
                                                       (15)%        (209)         (29)%       (525)       (316)         (151)%

Loss befores taxes                                     (26)%        (364)         (27)%       (492)       (128)          (35)%

Tax Provisions                                          (1)%         (14)          (0)%         (0)         14            98%

Equity in income (loss) of subsidiaries                  0%           -            (0)%         (0)         (0)        (n.m.)

Minority interest                                        0%            1            0%           1          (0)          (27)%

Net income (loss)                                      (27)%        (377)         (27)%       (491)       (114)          (30)%
                                                 =======================   =======================   =======================

[LOGO OF IUSACELL]

                  GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
          MILLIONS OF MEXICAN PESOS OF MARCH 31, 2006 PURCHASING POWER
                               (UNAUDITED FIGURES)

                                                          1T05                      1T06                     CHANGE
                                                 -----------------------   -----------------------   -----------------------
Cash and cash equivalents                                 3            0%          23            0%          19         n.m.
Customers                                               355            3%         385            4%          30            8%
Due from related parties                                116            1%          44            0%         (73)         (62)%
Advanced payments and other receivables                 318            3%         245            2%         (73)         (23)%
Unamortized handset subsidy                             186            2%         441            4%         254          100%
Inventories                                             160            1%          67            1%         (93)         (58)%
                                                 -----------------------   -----------------------
Current assets                                        1,139           10%       1,204           11%          65            6%

Fixed assets                                          7,087           63%       6,089           58%        (998)         (14)%
Goodwill - Net                                        1,871           17%       1,871           18%          (0)          (0)%
Other assets                                          1,099           10%       1,418           13%         319           29%
                                                                                                              -            0%
Total assets                                         11,196          100%      10,582          100%        (614)          (5)%

Short-term debt                                       9,143           82%       8,636           82%        (508)          (6)%
Accrued interest                                      1,900           17%       2,603           25%         703           37%
                                                 -----------------------   -----------------------
Short-term liabilities with financial cost           11,043           99%      11,239          106%         196            2%

Suppliers                                               309            3%         340            3%          31           10%
Related parties                                         250            2%         294            3%          45           18%
Unaccrued air time                                      150            1%          85            1%         (65)         (43)%
Accumulated expenses and other payables               1,011            9%         938            9%         (72)          (7)%
                                                 -----------------------   -----------------------
Short-term liabilities without financial cost         1,720           15%       1,659           16%         (61)          (4)%
                                                 -----------------------   -----------------------
SHORT-TERM LIABILITIES                               12,763          114%      12,898          122%         135            1%

LONG-TERM LIABILITIES                                    26            0%           -            0%         (26)        (100)%

Advances from customers                                   -                       268            3%         268         n.m.
                                                 -----------------------   -----------------------
STOCKHOLDERS' EQUITY                                 (1,594)         (14)%     (2,585)         (24)%       (991)         (62)%

LIABILITIES + EQUITY                                 11,196          100%      10,582          100%        (614)          (5)%

[LOGO OF IUSACELL]

                  GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
          MILLIONS OF MEXICAN PESOS OF MARCH 31, 2006 PURCHASING POWER
                               (UNAUDITED FIGURES)

                           QUARTERLY INCOME STATEMENT

                                                          1Q05                      1Q06                     CHANGE
                                                 -----------------------   -----------------------   -----------------------
Gross Revenues                                          107%       1,505          106%       1,989          484           32%
Commissions                                              (7)%       (105)          (6)%       (112)          (7)          (7)%
Net Revenues                                            100%       1,400          100%       1,877          476           34%

Cost of services                                         53%         747           45%         842           96           13%
Handset Subsidy                                           6%          79           17%         313          234          297%
Total Cost                                               59%         825           62%       1,155          330           40%

Gross Profit                                             41%         575           38%         722          147           26%

Operating Expenses                                       30%         415           23%         426           11            3%
Depreciation and Amortization                            26%         360           19%         359           (1)          (0)%
Total Expenses                                           55%         775           42%         786           10            1%

Operating Loss                                          (14)%       (200)          (3)%        (64)         137           68%

Operating Profit before Depreciation
 and Amortization                                        11%         160           16%         295          136           85%

Loss from sale of fixed assets and
 other expenses                                          (2)%        (34)           8%         156          189          562%

Comprehensive Financing Cost
  Interest Expense - Net                                 (8)%       (114)          (7)%       (140)         (26)         (23)%
  Exchange gain (loss)                                   (1)%        (10)          (8)%       (158)        (148)       (n.m.)
  Gain from net monetary position                         3%          36            2%          38            2            6%
                                                         (6)%        (88)         (14)%       (260)        (172)        (197)%

Loss befores taxes                                      (23)%       (321)          (9)%       (168)         153           48%

Tax Provisions                                           (1)%        (14)           0%           0           14          101%

Equity in income (loss) of subsidiaries                   0%           -            0%           -            -            0%

Minority interest                                         0%           1            0%           1           (0)         (27)%

Net income (loss)                                       (24)%       (334)          (9)%       (167)         167           50%
                                                 =======================   =======================   =======================

[LOGO OF IUSACELL]

                  GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
          MILLIONS OF MEXICAN PESOS OF MARCH 31, 2006 PURCHASING POWER
                               (UNAUDITED FIGURES)

                                                          1T05                      1T06                     Change
                                                 -----------------------   -----------------------   -----------------------
Cash and cash equivalents                                 2            0%           2            0%           0           13%
Customers                                               356            4%         386            4%          30            8%
Due from related parties                                297            3%         546            6%         249           84%
Advanced payments and other receivables                 254            3%         195            2%         (59)         (23)%
Unamortized handset subsidy                             186            2%         441            5%         254          100%
Inventories                                             160            2%          67            1%         (93)         (58)%
                                                 -----------------------   -----------------------
Current assets                                        1,255           13%       1,636           17%         381           30%

Fixed assets                                          6,500           66%       5,480           57%      (1,020)         (16)%
Goodwill - Net                                        1,680           17%       1,680           18%          (0)          (0)%
Other assets                                            455            5%         787            8%         332           73%

Total assets                                          9,890          100%       9,583          100%        (308)          (3)%

Short-term debt                                       4,797           48%       4,530           47%        (266)          (6)%
Accrued interest                                        431            4%         629            7%         197           46%
                                                 -----------------------   -----------------------
Short-term liabilities with financial cost            5,228           53%       5,159           54%         (69)          (1)%

Suppliers                                               281            3%         274            3%          (7)          (3)%
Related parties                                         251            3%         542            6%         291          116%
Unaccrued air time                                      150            2%          85            1%         (65)         (43)%
Accumulated expenses and other payables                 807            8%         575            6%        (232)         (29)%
                                                 -----------------------   -----------------------
Short-term liabilities without financial cost         1,489           15%       1,476           15%         (13)          (1)%
                                                 -----------------------   -----------------------
SHORT-TERM LIABILITIES                                6,717           68%       6,635           69%         (81)          (1)%

LONG-TERM LIABILITIES                                     0            0%           -            0%          (0)        (100)%

Advances from customers                                   -                       268            3%         268          100%
                                                 -----------------------   -----------------------
STOCKHOLDERS' EQUITY                                  3,173           32%       2,679           28%        (494)         (16)%

LIABILITIES + EQUITY                                  9,890          100%       9,583          100%        (308)          (3)%

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                   GRUPO IUSACELL, S.A. DE C.V.

Date: April 28, 2006
                                                          /s/ Fernando Cabrera
                                                          --------------------
                                                   Name:  Fernando Cabrera
                                                   Title: Attorney in fact


                                                          /s/ Jose Luis Riera
                                                          -------------------
                                                   Name:  Jose Luis Riera
                                                   Title: Attorney in fact